1360 Cliveden Avenue
Delta, BC, V3M 6K2

January 30, 2006

To:	All Applicable Commission & Exchanges

Dear Sirs:

Subject:	AMS Homecare Inc.

We confirm that the following material was sent by pre-paid mail to the registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements:

•	Form 51-901F Quarterly Report Schedule A for the quarter ended November 30, 2005
•	Form 51-901F Quarterly Report Schedules B&C for the quarter ended November 30, 2005

In compliance with regulations made under the Securities Act, we are providing this material to you.

Yours Truly,

“Rani Gill”

Rani Gill
President